Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 17 DATED AUGUST 1, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 21, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 21, 2024 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to:

●	update the status of our Second Follow-on Offering (as defined below);

●	amend the Offering Circular to reflect a change to the Company’s investment objectives and strategy to provide that, in addition to being permitted to make each of the types of investments already disclosed in the Offering Circular, the Company shall be permitted to make preferred equity and joint venture equity investments in industrial assets; and

●	update the description of our common stock.

Status of Our Second Follow-on Offering

On August 21, 2024, we commenced our second follow-on offering of up to $71,628,340 of shares of our common stock (comprised of $67,217,632 of shares in our primary offering and $4,410,708 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A) pursuant to Regulation A (the “Second Follow-on Offering”). As of June 30, 2025, we had raised total aggregate gross offering proceeds of approximately $65,853,000 and had issued approximately 6,353,000 shares of our common stock in the offering, which have been purchased by approximately 3,600 unique investors.

In addition, as of the date of this supplement, we have received requests for the repurchase of shares of our common stock in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year, and (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis. For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Stock—Quarterly Share Repurchase Program.”

As previously disclosed, effective as of July 11, 2025, we temporarily paused acceptance of new subscriptions in connection with the Second Follow-on Offering (the “New Subscription Pause”). The New Subscription Pause applies only to new cash subscriptions in the Second Follow-on Offering. We plan to resume the Second Follow-on Offering at a later date and, in connection therewith, we expect to offer all shares of our common stock directly to investors on a best-efforts basis exclusively through the online Realty Mogul Platform. Any new cash subscriptions following the resumption of share issuances under the Second Follow-on Offering will be made pursuant to the investment strategy and objectives as amended herein, which such amendments reflect our intention to make investments in preferred equity and joint venture equity investments in industrial assets.

Investment Objectives and Strategy Updates

As described in the Offering Circular, and in accordance with our charter and bylaws, our board of directors must approve corporate actions or policies that directly relate to any modification of or amendment to our statement of investment objectives. On July 31, 2025, our board of directors approved expanding the Company’s investment strategy to provide that, in addition to being permitted to make each of the types of investments already disclosed in the Offering Circular, the Company shall be permitted to make preferred equity and joint venture equity investments in industrial assets, effective July 31, 2025.

Offering Circular Amendments

The following sections of the Offering Circular are amended or deleted as set forth below. All page references correspond to the Offering Circular as originally qualified.

1.	Offering Summary

The disclosure accompanying the caption “Investment Strategy” on page 3 is amended to reflect that the Company now intends to make preferred equity and joint venture equity investments in industrial assets, in addition to the current investment strategy that permits the Company to make preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States.

2.	Estimated Use of Proceeds

The disclosure accompanying the caption “Estimated Use of Proceeds” on page 59 is amended to reflect that, following the date of this supplement, the Company intends to use substantially all of the proceeds of this offering to invest in preferred equity and joint venture equity investments in industrial assets, as well as a diverse portfolio of preferred equity and joint venture equity investments in multifamily properties, in each case located in target markets throughout the United States.

3.	Investment Objectives and Strategy

The disclosure accompanying the caption “Investment Strategy” on page 77 is amended to reflect that, following the date of this supplement, the Company intends to use substantially all of the proceeds of this offering to invest in preferred equity and joint venture equity investments in industrial assets, as well as a diverse portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States.

The disclosure accompanying the caption “INVESTMENT STRATEGY” on page 81 is amended to reflect that, following the date of this supplement, the Company intends to make preferred equity and joint venture equity investments in industrial assets, in addition to the current investment strategy that permits the Company to make preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. Additionally, the disclosure is amended to reflect that the Company will invest in equity or preferred equity interests in companies whose primary business is to own and operate one or more specified industrial assets, in addition to the current investment strategy that permits the Company to invest in equity or preferred equity interests in companies whose primary business is to own and operate one or more specified multifamily projects.

More specifically, the disclosure is amended to reflect that we intend to target industrial assets in core, business-friendly markets where we can secure assets with strong credit tenants and extended weighted average lease terms. We believe these types of industrial assets can generate steady income with minimal rollover risk in the near-term. We intend to capitalize on seller dynamics and short-term market dislocations that may obscure intrinsic value and enhance returns by obtaining attractive financing.

Characteristics of industrial assets that we intend to target include, but are not limited to:

1)	Proximity to major transportation infrastructure, such as highways, rails and ports, thereby minimizing cost per mile, a critical logistics expense;

2)	Modern, functional design that meets tenant needs, such as dock-high loading, adequate clear heights, large, blank-canvas spaces, ample power capacity and energy efficiency;

3)	Significant capital improvement by the tenant, particularly for the build-out of modern systems, which create meaningful tenant stickiness and reduce obsolescence risk of the asset; and

4)	Tenants that include, but are not limited to, third party logistics (“3PL”) users, government contractors and construction material manufacturers.

We believe these factors are not only compelling from an acquisition perspective, but they also offer downside protection. In the event there is a vacancy at an industrial asset, we believe a facility with some or all of these characteristics is transferable and usable by a wide variety of users. We believe this disciplined approach will allow us to acquire high-quality industrial assets at favorable basis levels.

We view the current environment as an accretive buying opportunity side due to positive supply and demand dynamics, macroeconomic factors, and recent inflation. E-commerce and 3PL demand remain elevated according to CBRE, with leasing activity stabilizing above 800 million square feet annually and 3PL users accounting for roughly 35% of industrial leases in 2025. Further, new supply has contracted sharply and, in the quarter ended June 30, 2025, net absorption of 29.6 million square feet outpaced completions according to Cushman & Wakefield, which we believe will lead to increased rental rates.

We believe tariff policy should also be considered with relation to new industrial demand for US-based manufacturing as tariffs may increase construction costs for new developments, which could lead to potential supply constraints and increases on market rents. Potential tariff-driven cost increases and inland port volume declines may delay coastal development, redirecting demand to secondary markets, which may lead to a new set of core, industrial markets. As a final point, we believe the current buying environment for industrial assets is not emblematic of terminal or intrinsic value of the asset class. Capital market volatility has pressed on industrial asset valuations, and we believe interest and capitalization rates in the intermediate-term will be meaningfully lower, thus substantiating investment today.

The disclosure accompanying “Targeted Investments” on page 82 is amended to reflect that the Company will seek to acquire and maintain in its portfolio industrial assets, in addition to the current investment strategy that permits the Company to acquire and maintain a diverse portfolio of multifamily properties located in targeted markets throughout the United States, in each case with the objective of generating stable rental income and maximizing the opportunity for future capital appreciation.

The disclosure accompanying the capital “Investment Process” on pages 84-85 is amended to reflect that the Company’s Manager intends to focus on the select acquisition of industrial assets, in addition to the current investment strategy that permits the Company’s Manager to focus on the select acquisition of multifamily real estate assets.

4.	Risk Factors

The risk factors included on Appendix A hereto are hereby added to the subsection entitled “Risk Factors—Risks Related to Our Shares and Investments in Real Estate,” beginning on page 30.

Conforming Revisions to Offering Circular

In addition to the foregoing, all other references in the Offering Circular to “investment strategy,” “investment objectives,” “investment opportunities,” or similar words or phrases, including discussion concerning the Company’s or the Manager’s investment intentions, as well as any information contained in the Offering Circular inconsistent with the information set forth in this supplement, are deemed deleted or amended to reflect the information set forth herein. Such superseded information not referenced above includes disclosures which can be found on the cover page, as well as, without limitation, on pages 3, 8, 11, 15, 16, 17, 18, 19, 26, 27, 28, 30, 33, 35, 40, 46, 57, 59, 63, 65, 67, 68, 69, 72, 74, 75, 77, 83, 85, 87, 88, 100, 143, and 147 of the Offering Circular.

Description of Our Common Stock

As of July 30, 2025, cumulative since inception, we have paid 30 consecutive quarterly distributions to stockholders totaling over $15,200,000, of which approximately $6,100,000 was paid in cash and $9,100,000 was reinvested in our shares pursuant to the distribution reinvestment plan.

APPENDIX A

RISK FACTORS

As set forth in Section 4 of the supplement, the risk factors below are hereby added to the subsection entitled “Risk Factors—Risks Related to Our Shares and Investments in Real Estate,” beginning on page 30.

The leases on the properties underlying our investments may not be renewed on favorable terms.

The properties underlying our investments could be negatively impacted by deteriorating economic conditions and weaker rental markets. Upon expiration or earlier termination of leases on these properties, the space may not be relet or, if relet, the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. In addition, the poor economic conditions may reduce tenants’ ability to make rent payments under their leases. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by these properties. Additionally, if market rental rates are reduced, property-level cash flows would likely be negatively affected as existing leases renew at lower rates. If the leases for these properties cannot be renewed for all or substantially all of the space at these properties, or if the rental rates upon such renewal or reletting are significantly lower than expected, the value of our investments may be adversely affected.

To the extent we acquire industrial properties, our revenue will be significantly impacted by the success and economic viability of any individual tenants that occupy a significant portion of an asset or portfolio. Our reliance on a single tenant or significant tenants in certain buildings may decrease our ability to lease vacated space and adversely affect the returns on our stockholders’ investment.

A tenant occupying all or a large portion of the gross leasable area of an industrial asset may become insolvent, may suffer a downturn in business and default on or terminate its lease, or may decide not to renew its lease. Any of these events would result in a reduction or cessation in rental payments to us from that tenant and would adversely affect our financial condition. In the event that we are unable to re-lease the vacated space to a new tenant, we may incur additional expenses in order to renovate and/or subdivide the space to be able to re-lease the space to more than one tenant.

The actual rents we receive for the properties in our portfolio may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in our markets, a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize our estimated market rents across the properties in our portfolio. Depending on market rental rates at any given time as compared to expiring leases in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates across our portfolio, then our ability to generate cash flow growth will be negatively impacted.